 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       4 March 2005

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: March 4, 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on March 2005

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement:

'National Grid Transco plc

- International Financial Reporting Standards'

                                              4 March 2005

                                        National Grid Transco plc
                               International Financial Reporting Standards

National Grid Transco plc ("NGT" or the "Group") is today holding a presentation to brief analysts and investors on its implementation of International Financial Reporting Standards ("IFRS").  NGT will begin to report its group consolidated results under IFRS from 1 April 2005.

The adoption of IFRS will have a significant impact on NGT's future reported financial results, and is expected to lead to an increase in reported operating profit, profit before tax and earnings per share and a reduction in reported net assets.  The table below illustrates the impact that the adoption of
IFRS would have had on NGT's consolidated profit and loss account and net assets for the year ended 31
March 2004 if IFRS had been adopted.

--------------------------------------------------------------------------------------------------------------------------
Illustrative impacts of the adoption of IFRS by NGT for the year ended 31 March 2004

                                                             ------------        Under UK          Change         % Change
                                                               Under IFRS          GAAP**
   Underlying operating profit* (m pounds)                          2,763           2,213           + 550             + 25
   Underlying profit before taxation* (m pounds)                    1,935           1,391           + 544             + 39
   Underlying earnings per share* (pence)                            46.0            33.9           +12.1             + 36

   Statutory operating profit (m pounds)                            2,476           1,837           + 639             + 35
   Statutory profit before taxation (m pounds)                      1,874           1,337           + 537             + 40
   Statutory earnings per share (pence)                              47.0            35.0          + 12.0             + 34

   Net assets at 31 March 2004 (m pounds)                           1,014           1,271           - 257             - 20

------------------------------------------------------------ ------------- -------------- --------------- ----------------

---------------------------------------------------------------------------------------------------------
The adjustments are unaudited, are included for illustrative purposes only and may change as the Group finalises its analysis of the effect of IFRS.

The most significant areas to be impacted by the adoption of IFRS are the accounting treatments of replacement expenditure and regulatory assets.  Other key areas that will be impacted include the treatments of pensions and other post retirement benefits, profits on disposal of properties, deferred taxation and goodwill.

The adoption of IFRS represents an accounting change only, and will not affect the operations, cashflows or distributable reserves of the Group.  Similarly, there will be no impact on the regulated asset values or regulatory agreements of any of the Group's businesses.

Commenting today, Steve Lucas, Group Finance Director, said:

"We regard these changes as positive in that they will enhance comparability with other European companies in our sector, not least in relation to the biggest change which concerns the treatment of replacement expenditure."

An analyst presentation will be held at JPMorgan Cazenove, 20 Moorgate, London EC2A 6AD at 10:00am (UK time) today.
* The Group's definition of "underlying" changes from UK GAAP to IFRS.  UK GAAP "underlying" results
exclude goodwill amortisation and exceptional items.    Under IFRS, there is no goodwill amortisation
and hence no need to exclude it for the purposes of showing "underlying" results.  IFRS "underlying"
results include profits or losses arising on the disposal of properties by SecondSite, the Group's property management business, which is considered to be part of the normal recurring operating activities of the Group.  IFRS "underlying" results exclude other material, and significant non-recurring items or transactions that are similar in concept to exceptional items under UK GAAP.

  ** During the current financial year, the Group has implemented FRS20 (Share based payment). The full year results for 2003/04 under UK GAAP were announced in May 2004 before FRS20 had been implemented.
    Hence the figures for the financial year ended 2003/04 under UK GAAP shown in the table above are restated for the impact of FRS20.

                                             CONTACT DETAILS

Investors
Alexandra Lewis                               +44 (0) 20 7004 3170              +44 (0) 7768 554 879(m)
Dave Campbell                                 +44 (0) 20 7004 3171              +44 (0) 7799 131 783(m)
Bob Seega (US)                                +1 508 389 2598

Media
Clive Hawkins                                 +44 (0) 20 7004 3147              +44 (0) 7836 357 173(m)

Citigate Dewe Rogerson                        +44 (0) 20 7638 9571
Anthony Carlisle                              +44 (0) 7973 611 888(m)

Live telephone coverage of presentation - password National Grid Transco

Dial in number                                                     +44 (0) 20 7081 9429

Telephone replay of presentation (available until 18 March 2005)

Dial in number                                                     +44 (0) 20 7081 9440
Account number                                                     869448
Recording number                                                   445445

Live and archived webcast of the presentation will be available at www.ngtgroup.com

Notes to Editors:

                               International Financial Reporting Standards
Under European Union (EU) regulations all EU companies listed on an EU stock exchange are required to use 'endorsed' International Financial Reporting Standards (IFRS) published by the International
Accounting Standards Board, in drawing up their financial statements for accounting periods beginning on or after 1 January 2005.  For NGT, IFRS will be adopted beginning with the financial year commencing
1 April 2005.

NGT is the first UK utility to quantify the impact that IFRS is likely to have on its reported results.  IFRS is expected to result in an increase in reported underlying and statutory operating profit of the Group.  The main reason for this is the change in accounting treatment for both replacement expenditure (repex) in NGT's UK gas distribution businesses and regulatory assets in NGT's
US businesses.  At the statutory level, the expected positive impact also reflects the fact that goodwill is no longer to be amortised.

IFRS is expected to result in a reduction in reported net assets of the Group.  The positive effect on the value of reported net assets from the full capitalisation of replacement expenditure is expected to be more than offset by the negative adjustments from no longer recognising regulatory assets on the balance sheet and from bringing pension liabilities onto the balance sheet.

Further detail of the significant adjustments is below:

                                         Replacement expenditure
Repex represents the cost of planned maintenance on gas mains and services assets, the vast majority of which relates to the Group's UK gas distribution business.  Under UK GAAP repex is written off to the profit and loss account as incurred.  Under IFRS it will be capitalised and depreciated over its useful life.  There will be no change to the regulatory treatment of repex as 50% of the spend will continue to be added to the Regulatory Asset Value and 50% will be recovered in the year of spend.  Had NGT adopted IFRS for 2003/04 underlying earnings per share would have been 6.0p higher and net assets at 31
March 2004 would have been 2.8 billion pounds higher after tax.

                                            Regulatory assets
Regulatory assets arise when a US based public utility, authorised by its regulator, defers to its balance sheet certain costs or revenues which would otherwise be charged to expense or revenues.  These assets are currently recorded on the balance sheet under UK GAAP.  Under IFRS, regulatory assets are not permitted to be recognised in the balance sheet.  Instead, costs will be charged to the income statement when incurred, and recoveries from customers will be recognised when receivable.  Had NGT adopted IFRS for 2003/04 underlying earnings per share would have been 2.9p higher and net assets at 31
March 2004 would have been 1.9 billion pounds lower after tax.

                               Pensions and other post retirement benefits
Under UK GAAP, the Group's pension and post retirement benefits are accounted for under SSAP 24.  Under
IFRS these benefits will be accounted for under IAS 19.  This will result in the Group recognising all of its net pension and other post retirement benefit obligations on the balance sheet at 1 April 2004.
Had NGT adopted IFRS for 2003/04 underlying earnings per share would have been 1.1p higher and net assets at 31 March 2004 would have been 1.4 billion pounds lower after tax.

                                    Profits on disposal of properties
Under UK GAAP, FRS 3 requires that certain items should be recorded as 'non-operating exceptional items' below operating profit.  Included within these items are profits and losses arising on the disposal of tangible fixed assets.  There is no such requirement under IFRS.  The Group will show these items within its underlying results where property sales are a normal ongoing business activity of the
Group.  Had NGT adopted IFRS for 2003/04, this adjustment would have increased underlying earnings per share by 2.3p after tax but would have had no effect on the net assets of the Group.

                                                Goodwill
Goodwill represents the difference between the fair value attributed to the net assets of an acquired business and the consideration paid for that business.  The goodwill recorded in the Group's accounts at 31 March 2004 primarily arose from the acquisition of the US subsidiaries.  Under UK GAAP goodwill is amortised over 20 years.  Under IFRS there is no longer a requirement for goodwill to be amortised, but it will be reviewed for impairment.  Had NGT adopted IFRS for 2003/04, this adjustment would have had no effect on underlying earnings per share, as goodwill has always been excluded from the Group's
UK GAAP measure of underlying earnings.  There is no effect on net assets at 31 March 2004, as goodwill is no longer amortised prospectively and no adjustment is required for previously charged goodwill amortisation.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934,
as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond
National Grid Transco's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the US and UK businesses acquired by or merged with National Grid Transco or to continue to realise the expected synergies from such integrations, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of
National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.  For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and
"Operating and Financial Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.